

Teeq Spirits, Inc.
(the "Company")
a Michigan Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents





Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Teeq Spirits, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 14, 2024

TEEQ SPIRITS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	18,225	11,508
Accounts Receivable	77,561	25,407
Inventory	79,964	79,948
Other Current Assets	-	-
Total Current Assets	175,750	116,863
Non-Current Assets:		
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	175,750	116,863
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	113,524	24,324
Loan Payable to Officers	4,497	24,169
Payroll Tax Payable	-	-
Accrued Interest	295	-
Total Current Liabilities	118,316	48,493
Non-Current Liabilities:		
Notes Payable	7,415	15,830
SAFE	250,000	-
Total Non-Current Liabilities	257,415	15,830
TOTAL LIABILITIES	375,732	64,323
EQUITY		
Common Stock	-	-
Additional Paid in Capital	318,000	318,000
Accumulated Deficit	(517,981)	(265,460)
TOTAL EQUITY	(199,981)	52,540
TOTAL LIABILITIES AND EQUITY	175,750	116,863

TEEQ SPIRITS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	256,458	216,946
Sales - Other	-	1,500
Discounts and Allowances	-	24,188
COGS	186,117	117,693
Gross Profit (Loss)	**70,341**	**76,565**
Operating Expenses		
Advertising & Marketing	54,695	22,680
Professional Fees	24,691	14,613
General and Administrative	147,750	66,696
Charitable Contributions	-	-
Commission Expense	15,995	626
Contractors Expense	-	444
Payroll Expense	54,844	69,322
Show and Event Expense	8,315	-
Warehousing Expense	2,862	-
Total Operating Expenses	**309,152**	**174,381**
Total Loss from Operations	**(238,812)**	**(97,815)**
Other Expenses		
Other Income	20	25
Total Other Income/Expense	**20**	**25**
Earnings Before Income Taxes, Depreciation, and Amortization	**(238,792)**	**(97,790)**
Interest Expense	14,065	12,328
Net Income (Loss)	**(252,856)**	**(110,118)**

TEEQ SPIRITS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(252,856)	(110,118)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Accounts Receivable	(52,154)	605
Inventory	(16)	18,212
Accounts Payable	89,200	13,709
Other Assets	-	24,068
Other	295	-
Prior period Adjustment	335	(92,085)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	37,660	(35,492)
Net Cash provided by (used in) Operating Activities	(215,197)	(145,610)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Loan Payable to Officers	(19,672)	13,836
Notes Payable	(8,415)	15,830
SAFE	250,000	-
Common Stock	-	-
Additional Paid in Capital	-	92,105
Net Cash provided by (used in) Financing Activities	221,914	121,771
Cash at the beginning of period	11,509	35,348
Net Cash increase (decrease) for period	6,717	(23,839)
Cash at end of period	18,225	11,508

TEEQ SPIRITS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

| | Common Stock | | | | Total |
	# of Shares	$ Amount	APIC	Accumulated Deficit	Shareholders' Equity
Beginning balance at 1/1/22	**55,070**	**-**	**318,000**	**(63,257)**	**254,743**
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Prior period adjustment	-	-	-	(92,085)	(92,085)
Net income (loss)	-	-	-	(110,118)	(110,118)
Ending balance at 12/31/22	**55,070**	**-**	**318,000**	**(265,460)**	**52,540**
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Prior period adjustment	-	-	-	336	336
Net income (loss)	-	-	-	(252,856)	(252,856)
Ending balance at 12/31/23	**55,070**	**-**	**318,000**	**(517,981)**	**(199,981)**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Teeq Spirits, Inc ("the Company") was formed in Delaware on August 14th, 2017. The Company produces Anteel Tequila, which is produced in Mexico by a partner distillery, Casa Maestri and then imported to the US by the Company. The Company works with partner distributors in different states to sell Anteel Tequila to retail locations and restaurants. The retail locations sell the product directly to the consumer. Anteel Tequila has a presence in the following states: MI, GA, NJ, NY, OK, TX, CA, VA, MD, D.C., LA and FL. Anteel Tequila is also offered for online order to any state that allows online orders for spirits.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $11,508 and $18,225 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary.

Inventory

Inventory consists of finished goods and dry goods stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: Finished goods of $53,544, $46,654 and dry goods of $26,403, $33,310, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling distilled spirits (tequila) to retail locations. The Company's payments differ depending on the state where the product is sold. In some states, payment is received within 30-45 days after the product is delivered to distributors. In others, payment is received after the product is sold to a distributor.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset for its right to recover products from customers on settling the refund liability. The Company deferred $0 for the years ended 2022 and 2023 respectively for products remaining to be shipped.

General and Administrative

General and administrative expenses consist of bank charges, insurance, legal and professional services, service fees, vehicle insurance and maintenance, office overhead fees, travel and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. For the tax years ending 2022 and 2023 respectively, the Company had losses which will be carried over to a future period.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Payment to Owner:

Don Ferguson, CEO, has made various payments related to the Company's operations as a loan to the Company. As of December 31, 2022 and December 31, 2023, the amount due was $24,169 and 4,497, respectively. See Note 5 below for further details.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loan from Shareholders: Don Ferguson, CEO, has made various payments related to the Company's operations as a loan to the Company. As of December 31, 2022 and December 31, 2023, the amount due was $24,169 and 4,497. The loans bear a 0% interest rate, and are due upon demand. See Note 3 above.

Line of Credit: On March 4, 2022, the Company entered into an agreement where the Company will have access to a line of credit. As of December 31, 2022 and December 31, 2023 the total due on the line of credit was $15,830 and $7,415, respectively

SAFE: On October 17, 2022 the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a purchase amount of $250,000. The investor made the payment for the SAFE in 2023. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. The valuation cap of the agreement entered was $2.25M.

NOTE 6 – EQUITY

The Company is authorized to issue up to 60,000 common shares. As of December 31, 2022 and December 31, 2023, 55,070 shares were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 14, 2024, the date these financial statements were available to be issued.

On January 26, 2024, the Company entered into a loan agreement with Expansion Capital Group for $14,100.

Loan	Date Entered	Principal Amount	Interest Rate	Payment Terms
Expansion Capital	1/26/2024	14,100.00	40%	40 equal weekly payments of $490 Plus, a final payment of $140.00 Due on the Maturity Date (within 41 calendar week after the Loan Date)

Additionally, on February 26, 2024, the Company entered a future receivables sale and purchase agreement with Millstone Funding, Inc. and Shore Funding Solutions, Inc. under a shared contract and received an advance of $30,000 on future receivables worth $46,500.

Loan	Date Entered	Principal Amount	Purchased Amount	Specified Percentage	Payment Terms
Millstone Funding, Inc. Shore Funding Solutions, Inc.	2/26/2024	30,000.00	46,500.00	16%	Weekly payments of $715.38